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IMMEDIATE RELEASE
FORD MOTOR COMPANY'S APRIL U.S. SALES DECLINE 14.5%

DEARBORN, MI, May 1, 2001 - U.S. customers purchased or leased 318,812 cars and trucks from Ford, Mercury, Lincoln, Jaguar, Volvo, and Land Rover dealers in April, down 14.5 percent from a year ago.

"April auto sales suggest that consumer spending growth may have weakened compared with the first quarter," said Martin Inglis, Vice President, Ford North America. "Nonetheless, the April sales rate, which we estimate to be in the mid-16 million range, is still healthy. We view this as a sign of underlying strength in the U.S. economy. Together with lower interest rates, it lays the groundwork for stronger economic growth later this year and into next year."

Sales of sport utility vehicles continue to be a bright spot in Ford's sales results. Ford Outfitters posted record sales (61,226) of "No Boundaries" sport utility vehicles (Ford Escape, Explorer, Expedition, and Excursion) in April, up 10 percent from a year ago. Ford Escape sales were 14,025 - the second best month for Ford's new small SUV - and Ford Explorer remained America's best-selling SUV with sales of 30,503. The Mercury Mountaineer set a new April sales record (3,701) and Land Rover posted it second best April sales.

Jaguar posted record April sales of 4,123 (up 2.5 percent) as S-TYPE sales climbed 23 percent. Volvo achieved its second best month ever on the strength of strong sales of the S60 sedan and V70 XC.

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Inglis noted that April car sales were lower-than-expected. Accordingly, Ford plans to reduce its previously-announced second quarter North American production by 40,000 units to 1.19 million cars and trucks. Compared with the same period a year ago, Ford's second quarter 2001 production plan is down 129,000 units (10%).